January 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ryan Adams, Staff Attorney
John Dana Brown, Attorney-Advisor

Re:	TransDigm Group Incorporated
Registration Statement on Form S-4 (Registration No. 333-208021)

Ladies and Gentlemen:

On behalf of TransDigm Inc. and TransDigm Group Incorporated (the “Company”), the undersigned hereby withdraws the request, made pursuant to a letter dated January 22, 2016, to have the above-referenced registration statement (the “Registration Statement”) declared effective. The Company will submit another request to have the Registration Statement declared effective to the extent applicable.

Please contact John T. Owen of Jones Day at (212) 326-7874 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

TRANSDIGM GROUP INCORPORATED

By	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	Executive Vice President and Chief
Financial Officer

cc: John T. Owen, Esq.